Filed Pursuant to Rule 424(b)(2)
Registration No. 333-223355

PRICING SUPPLEMENT NO. 6, DATED MARCH 5, 2020

Calculation of Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
3.000% Medium-Term Notes, Series E Due March 10, 2040	$498,730,000	$64,735.15

(1)	Excludes accrued interest, if any.
(2)

Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended. This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in Prudential Financial, Inc.’s Registration Statement on Form S-3 (No. 333-223355).

Pricing Supplement No. 6, dated March 5, 2020,

to the Prospectus, dated March 1, 2018, and

the Prospectus Supplement, dated March 1, 2018.

$500,000,000

PRUDENTIAL FINANCIAL, INC.

3.000% MEDIUM-TERM NOTES, SERIES E

DUE MARCH 10, 2040

UNDERWRITER AND PRINCIPAL AMOUNT:
Morgan Stanley & Co. LLC	$85,000,000
BNP Paribas Securities Corp.	$85,000,000
BofA Securities, Inc.	$85,000,000
Deutsche Bank Securities Inc.	$85,000,000
HSBC Securities (USA) Inc.	$85,000,000
ICBC Standard Bank Plc	$11,000,000
Samuel A. Ramirez & Company, Inc.	$11,000,000
Santander Investment Securities Inc.	$11,000,000
Standard Chartered Bank	$11,000,000
TD Securities (USA) LLC	$11,000,000
CastleOak Securities, L.P.	$5,000,000
Drexel Hamilton, LLC	$5,000,000
R. Seelaus & Co., LLC	$5,000,000
Siebert Williams Shank & Co., LLC	$5,000,000
TOTAL	$500,000,000

The note being purchased has the following terms:

STATED MATURITY: March 10, 2040

SPECIFIED CURRENCY: U.S. dollars

principal: U.S. dollars

interest: U.S. dollars

exchange rate agent: Not applicable

TRADE DATE: March 5, 2020

ORIGINAL ISSUE DATE: March 10, 2020

ORIGINAL ISSUE PRICE: 99.746%

UNDERWRITERS COMMISSION: 0.875%

NET PROCEEDS TO PRUDENTIAL FINANCIAL, INC. (before expenses): 98.871% or $494,355,000

AMORTIZING NOTE: Not applicable

ORIGINAL ISSUE DISCOUNT NOTE: Not applicable

EXTENDIBLE NOTE: Not applicable

FORM OF NOTE:

master global form only: Yes

non-global form available:

CUSIP/ISIN: 74432QCJ2/US74432QCJ22

REDEMPTION AND REPAYMENT: Prior to September 10, 2039, redeemable at a redemption price equal to the greater of (a) 100% of the principal amount of the notes and (b) the discounted value at CMT rate plus 25 basis points, plus accrued and unpaid interest to but excluding the redemption date. On or after September 10, 2039, redeemable at a redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest to the redemption date.

INTEREST RATE IS FIXED: Yes

INTEREST RATE IS FLOATING: No

Base Rate:

Base Rate Source:

Initial Interest Rate:

Spread, if any:

Spread Multiplier, if any:

Interest Determination Dates:

Interest Reset Dates:

Interest Payment Dates:

Record Dates:

Index Maturity:

Maximum Interest Rate, if any:

Minimum Interest Rate, if any:

INTEREST PAYMENT DATES: Semi-annually on the 10th day of each March and September, starting September 10, 2020.

DAY COUNT FRACTION: The amount of interest payable for any interest period will be computed on the basis of a 360-day year of twelve 30-day months.

REPORTS AND EVENTS OF DEFAULT:

The indenture, to the extent relating to the notes offered hereunder, certain notes previously issued under the indenture and all future series of securities under the indenture, provides that any documents or reports that Prudential Financial, Inc. may be required to file with the Securities and Exchange Commission, or SEC, pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, will be filed with the trustee within 15 days after Prudential Financial, Inc. has filed those documents or reports with the SEC. Under the Trust Indenture Act of 1939, as amended, Prudential Financial, Inc. may have a separate obligation to file with the trustee documents or reports it is required to file with the SEC. Prudential Financial, Inc.’s failure to comply with either filing obligation is not an event that will result in an event of default under the indenture. Accordingly, acceleration of Prudential Financial, Inc.’s obligations under the notes offered hereunder will not be a remedy for its failure to file those documents or reports with the trustee, and you may have no remedy for the failure other than an action in damages. For certain other outstanding series of notes of Prudential Financial, Inc., acceleration is a remedy, upon appropriate notice and passage of time, for the holders of those securities for Prudential Financial, Inc.’s failure to file documents or reports with the trustee.

DEFEASANCE APPLIES AS FOLLOWS:

full defeasance—i.e., our right to be relieved of all our obligations on the note by placing funds in trust for the investor: Yes covenant defeasance—i.e., our right to be relieved of specified provisions of the note by placing funds in trust for the investor: Yes

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS:

The following supplements the discussion in the prospectus supplement under “Certain Federal Income Tax Considerations” and is subject to the limitations and exceptions set forth therein.

Book/Tax Conformity

United States persons that use an accrual method of accounting for tax purposes (“accrual method holders”) generally are required to include certain amounts in income no later than the time such amounts are reflected on certain financial statements (the “book/tax conformity rule”). The application of the book/tax conformity rule thus may require the accrual of income earlier than would be the case under the general tax rules described below. It is not entirely clear to what types of income the book/tax conformity rule applies, or, in some cases, how the rule is to be applied if it is applicable. However, recently released proposed regulations generally would exclude, among other items, original issue discount and market discount (in either case, whether or not de minimis) from the applicability of the book/tax conformity rule. Although the proposed regulations generally will not be effective until taxable years beginning after the date on which they are issued in final form, taxpayers generally are permitted to elect to rely on their provisions currently. Accrual method holders should consult with their tax advisors regarding the potential applicability of the book/tax conformity rule to their particular situation.

FATCA Withholding

On December 13, 2018, the Internal Revenue Service proposed regulations, upon which taxpayers can rely, that eliminate FATCA withholding (as defined in the prospectus supplement, dated March 1, 2018) on gross proceeds. For a discussion of FATCA withholding, see “Certain Federal Income Tax Considerations—FATCA Withholding” in the prospectus supplement, dated March 1, 2018.

SUPPLEMENTAL PLAN OF DISTRIBUTION:

Prudential Financial, Inc. estimates that the total offering expenses, excluding the underwriting discount and commission paid to the underwriters, will be approximately $170,000.

Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

Singapore Securities and Futures Act Product Classifications—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), we have determined, and hereby notify all persons, that the notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

The selling restrictions for the following jurisdictions are amended in their entirety as follows:

European Economic Area and the United Kingdom

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or in the United Kingdom (the “UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2016/97/EU (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation. This pricing supplement and the accompanying prospectus and prospectus supplement have been prepared on the basis that any offer of notes in any Member State of the EEA or in the UK will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of notes. This pricing supplement and the accompanying prospectus and prospectus supplement are not a prospectus for the purposes of the Prospectus Regulation.

United Kingdom

In the United Kingdom, this pricing supplement and the accompanying prospectus and prospectus supplement are being distributed only to, and is directed only at, persons who are “qualified investors” (as defined in Article 2(e) of the Prospectus Regulation) who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order, all such persons together being referred to as “Relevant Persons”. In the United Kingdom, the notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, Relevant Persons. This pricing supplement and the accompanying prospectus and prospectus supplement and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by any recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this pricing supplement and the accompanying prospectus and prospectus supplement, or their contents. The notes are not being offered to the public in the United Kingdom. In addition, in the United Kingdom, the notes may not be offered other than by an agent that:

(a)

has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA would not apply to the issuer; and

(b)	has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

CONCURRENT OFFERINGS:

Concurrent with this offering of notes, we are also offering $500 million aggregate principal amount of 1.500% Medium-Term Notes, Series E, due March 10, 2026 (the “2026 Notes”) and $500 million aggregate principal amount of 2.100% Medium-Term Notes, Series E, due March 10, 2030 (the “2030 Notes”). Each series of notes is being offered separately and not part of a unit. No offering of any series of notes is conditioned on the offering of any other series of notes. We may sell these notes, the 2026 Notes, or the 2030 Notes, or two of the three series, or all three series.

USE OF PROCEEDS:

The net proceeds from the sale of the notes, after deducting the estimated expenses payable by Prudential Financial, Inc. and the underwriters’ discounts and commissions, will amount to approximately US$494,185,000.

We intend to use the net proceeds from the sale of the notes for general corporate purposes, which may include refinancing portions of our medium-term notes maturing through 2021.

Morgan Stanley     BNP PARIBAS     BofA Securities      Deutsche Bank Securities     HSBC

ICBC Standard Bank     Ramirez & Co., Inc.     Santander      Standard Chartered Bank     TD Securities

CastleOak Securities, L.P.     Drexel Hamilton     R. Seelaus  & Co., LLC     Siebert Williams Shank